Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Hut 8 Mining Corp. (the “Company”)

130 King St. W, Suite 1800

Toronto, ON

M5X 1E3

Item 2 Date of Material Change

The material change occurred on February 21, 2020.

Item 3 News Release

A press release in connection with the material change was issued on September 7, 2018 through Canadian newswires and filed on www.sedar.com under the Issuer’s profile and is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

The Company announced successful re-negotiations with Bitfury Holding BV (“Bitfury”), resulting in amendments to several key agreements and repayment of existing debt.

Item 5 Full Description of Material Change

5.1	Full Description of Material Change

The Company successfully finalized the amendments to several key agreements with Bitfury, including the Master Data Center Purchase Agreement, the Master Services Agreement, the Pool Service Agreement, the Purchase Order No.6, and the Equipment Sale and Transfer Agreement. Part of these agreements will see the Company repaying the existing credit facility with Bitfury, plus any accrued interest, the sum of US$ 5.75 million, by refinancing it with a US$5 million loan with Genesis Global Capital, LLC (“Genesis”) and with Hut 8’s cash on hand. The agreement will also allow for increased operating autonomy for the Company and reductions in Hut 8’s annual operating and interest costs of up to approximately $2 million.

This is considered a related party transaction, as Bitfury is a controlling shareholder of the Company.

5.2	Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Executive Officer

For further information with respect to this report, please contact Jimmy Vaiopoulos, CFO of the Company, at (647) 256 1992.

Item 9 Date of Report

February 21, 2020.

Additional Disclosure under s.5.2 of MI – 61-101

The purpose of this transaction was to allow the Company to operate more independently and without the restrictions of only using Bitfury’s equipment. By having the autonomy to explore other suppliers, the Company is able to choose the best mining equipment in the market in terms of cost and efficiency. The amendments also see a reduction of operating and interest costs of up to $2 million annually for Hut 8, cementing the Company’s strategy as a low-cost and efficient bitcoin mining company.

This is a related party transaction as described above, accordingly, Hut 8 is filing this material change report in accordance with the requirements of s. 5.2 of MI 61-101. Hut 8 is exempt from obtaining minority approval and formal valuations for this transaction because the fair market value of the transaction does not exceed 25% of Hut 8’s market capitalization. The fair market value for the transaction has been assessed by Hut 8’s board of directors acting in good faith, meaning no formal valuation was completed. Finally, to address 5.5(a) (iii) of MI 61-101, the transaction is not part of a broader connected transaction, but rather standalone transactions. A full board meeting and vote took place, in which two directors (Bill Tai and Jeremy Sewell) abstained from voting.

Schedule “A”

Hut 8 Announces Successful Re-negotiations to Key Agreements with Bitfury and Refinance of Debt

TORONTO, ON, February 21, 2020 – Hut 8 Mining Corp. (“Hut 8” or “the Company”) (TSX: HUT) (OTCQX: HUTMF), one of the world’s largest publicly listed bitcoin mining companies by operating capacity and market capitalization, announces that further to the press release on January 28, 2020, the amendments to key agreements with Bitfury Holding BV (“Bitfury”) have now been successfully finalized.

As part of this transaction, Hut 8 has repaid US$ 4.75 of debt and US$1 million of outstanding interest to Bitfury via a new US$5 million loan from Genesis Global Capital, LLC (“Genesis”) and Hut 8’s cash on hand. The terms of the new loan with Genesis includes a 9.85% coupon per annum and a 12 month term with a bullet repayment. This refinancing will decrease Hut 8’s interest costs by 2.15% per annum which equal savings of approximately $136,000 annually.

The amendments to key agreements allow for increased autonomy for Hut 8 and a reduction of costs up to $2 million annually, while still maintaining Bitfury as a key strategic partner and shareholder.

ABOUT HUT 8 MINING CORP.

Hut 8 is a bitcoin mining company with industrial scale operations in Canada. In total, Hut 8 owns and operates two sites in Alberta, Canada utilizing 94 BlockBox AC data centers with current operating capacity of 107 MW and 952 PH/s.

Hut 8 creates value for investors through low production costs and appreciation of its bitcoin inventory. The company provides investors with direct exposure to bitcoin, without the technical complexity or constraints of purchasing the underlying cryptocurrency. Investors avoid the need to create online wallets, wire money offshore, and safely store their bitcoin.

The Company’s common shares are listed under the symbol “HUT” on the TSX and as “HUTMF” on the OTCQX Exchange.

Key investment highlights and FAQ’s: https://www.hut8mining.com/investors.

Keep up-to-date on Hut 8 events and developments and join our online communities at Facebook, Twitter, Instagram and LinkedIn.

Hut 8 Corporate Contact:

Andrew Kiguel

Chief Executive Officer

Tel: (647) 256-1992

Email: info@hut8mining.com

Jimmy Vaiopoulos

Chief Financial Officer

Tel: (647) 256-1992

Email: info@hut8mining.com

FORWARD-LOOKING STATEMENTS

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology, such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Filing Statement dated March 1, 2018 relating to the Qualifying Transaction of Oriana Resources Corporation and Hut 8, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.